Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-155626

Campbell Soup Company

$500,000,000

10-Year Fixed Rate Senior Unsecured Notes

March 31, 2011

TERM SHEET

Issuer:	Campbell Soup Company

Issue Ratings:	A2 (Moody’s) / A (S&P) / A (Fitch)

Size:	$500,000,000

Security Type:	SEC Registered Senior Unsecured Notes

Maturity:	April 15, 2021

Coupon:	4.250%

Public Offering Price:	99.490%

Yield to Maturity:	4.313%

Spread to Benchmark Treasury:	85 bps

Benchmark Treasury:	3.625% due February 15, 2021

Treasury Yield:	3.463%

Coupon Dates:	The 15th day of each April and October

First Coupon:	October 15, 2011

Settlement:	T+3 (April 5, 2011)

Optional Redemption:	Make-Whole Call at Adjusted Treasury Rate + 15 bps

Day Count:	30/360

CUSIP / ISIN:	134429 AW9 / US134429AW93

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, or UBS Securities LLC toll free at 1-877-827-6444, Ext. 561-3884.